

December 29, 2014

Via E-mail
Michael P. Turzenski
Group Vice President and Chief Financial Officer
Roundy's, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

      Re: Roundy's, Inc.
              Form 10-K for the Fiscal Year Ended December 28, 2013
              Filed March 7, 2014
              Form 10-Q for the Quarterly Period Ended September 27, 2014
              Filed November 5, 2014
              File No. 1-35422

Dear Mr. Turzenski:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note that you announced the sale and/or closure of all of your Rainbow stores in May 2014. We further note that in the related press release, filed as Exhibit 99.2 to your March 29, 2014 Form 10-Q, your Chief Executive Officer stated, "The economic downturn over the last few years, coupled with an increased competitive footprint in the Minneapolis/St. Paul Market, has made it difficult for Roundy's to keep the Rainbow banner competitive." We further note that the disclosures regarding negative factors impacting your business within this Form 10-K appear to broadly apply to your business and do not specifically refer to the Rainbow banner. Please tell us how you determined

additional disclosures were not required in this Form 10-K as it relates to your Rainbow banner. In your response, specifically explain how you considered whether these stores were disproportionately impacted by any of the negative factors described in your disclosures, either in the periods of historical financial statements included in this Form 10-K or in your analysis of trends and uncertainties that you reasonably expected would have a material impact on your future results. If the decision to sell this banner was influenced by worse than expected results for this banner during the first quarter of 2014, then also apply this comment to your MD&A disclosures within your March 29, 2014 Form 10-Q.

Form 10-Q for the Quarterly Period Ended September 27, 2014

Financial Statements for the Period Ended September 27, 2014

Note 9. Goodwill, page 10

2. We note you determined you have two reporting units as of September 27, 2014. Please explain to us why you did not determine that Mariano's was a separate reporting unit prior to this quarter given that you doubled your Mariano's stores with your December 2013 acquisition of additional stores in the Chicago area and this banner gained further importance to your business with the May 2014 disposition of your Rainbow banner. In this regard, we note you disclosed that you had a single reporting unit as of June 28, 2014. Further, provide us with your analysis supporting your conclusion that the Pick 'n Save, Copps, and Metro Market banners are a single reporting unit. Please be detailed in your response.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

13 Weeks Ended September 27, 2014 Compared with 13 Weeks Ended September 28, 2013, page 22

3. It appears from your November 2014 investor presentation and earnings call that your Mariano's business in Illinois and your core business in Wisconsin may be experiencing differing trends in terms of sales and profitability. If different parts of your business are trending differently, it appears that to meet the objectives of MD&A you would need to separately discuss those parts of your business and the impact of the change in the mix of value-oriented and Mariano's stores in order to fully explain the changes in your consolidated results. Please explain to us in reasonable detail how you determined additional disclosure was not necessary, or confirm to us that you will revise your disclosures in future filings.

4. We note your disclosures under the heading "Goodwill Impairment Charge." Please tell us, and disclose in future filings, why your fair value declined such that you recorded this

impairment charge. We remind you that one of the principle objectives of MD&A is to provide your investors with enough insight into the underlying factors that drove your historical results that they can assess the likelihood that past results are indicative of future results. We also remind you of your obligation to describe known trends and uncertainties that have had or you reasonably expect will have a material impact on your results.

Critical Accounting Policies and Estimates, page 29

5. We note you recorded $280.0 million of pretax goodwill impairment charges in the quarter ended September 27, 2014. Please tell us what consideration you gave to updating your goodwill critical accounting estimate disclosures in your September 27, 2014 Form 10-Q. In this regard, you refer your investors to the critical accounting estimates on goodwill contained in your annual report. Given the charge you recorded in the most recent quarter it would appear the assumptions used to assess goodwill for impairment have significantly changed. Further, you now have two reporting units as opposed to one reporting unit at December 28, 2013. Please advise. Additionally, given the significance of the impairment charges and the material amount of goodwill remaining on your balance sheet, please show us what critical accounting estimate disclosures you anticipate making in your upcoming Form 10-K filing. Please ensure your disclosures provide investors with sufficient information to assess the material implications of uncertainties associated with the methods, assumptions and estimates underlying this critical accounting estimate. Refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief